Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.; Fyffes plc

Filer’s Commission File No.: 001-01550

Date: March 10, 2014

THE FOLLOWING LETTER WAS CIRCULATED TO CHIQUITA EMPLOYEES ON MARCH 10, 2014.

Dear Chiquita Team,

Today marks an important milestone in Chiquita’s history. We are combining with Fyffes, a leading marketer and distributor of tropical produce. As you may know, Fyffes has operations in Europe, the U.S., Central America, South America and Asia, and markets its produce under a variety of banana, pineapple and melon brands. Together, we will create a global banana and other fresh produce company. This is exciting news for our shareholders, our customers, our consumers, and for you, our outstanding employees. A copy of the press release we just issued is attached, as well as an employee FAQ that hopefully addresses many of your questions.

We know Fyffes, which is headquartered in Dublin, Ireland, well. In addition to our shared heritage, our two companies have a great deal in common, including a strong brand history, commitment to advancing sustainability, increasing access to healthy foods, and leading food safety standards.

As you have heard me say before, Chiquita is most successful when we are focused on delivering on our unique expertise within our core business. In many ways, this merger is a significant realization of our ‘return to the core’ strategy. With Fyffes, we will have complementary reach, breadth and depth in the fresh produce space we know best. Together, we will become the number one global banana company and have a significant presence in packaged salads, melons, and pineapples.

By uniting our two companies, we will expand our product portfolio, geographic footprint and distribution channels enabling us to access worldwide market opportunities and capitalize on both the growing fresh food business and health and wellness trends. We are creating a combined company, led by an integrated management team, which is better positioned to succeed in a highly competitive marketplace, and which has tremendous growth potential. Importantly, consumers will continue to be offered the brands they know and love from both companies.

Next Steps and Our Commitment to You

We plan to complete the transaction before the end of 2014, following receipt of the relevant regulatory approvals. However, until the close of this transaction, both companies will operate independently and as competitors. So for all of us at Chiquita, it remains business as usual. All roles and responsibilities remain the same and it is as important as ever that we deliver on our 2014 business plans and goals as we continue to execute on our strategy.

We understand that change can also introduce some uncertainty for us as individuals. We will continue to keep you informed of the details as we move forward and will provide you the tools to support your success and development. One of the key considerations that we have had throughout our discussions with Fyffes was how this merger would affect our combined employees. Overall, we are excited about the many opportunities and investments this merger can create for our employees that would not be possible separately. We are confident that our shared heritage, similar culture and values will help to ensure a smooth integration as we work to bring our companies together.

Once we complete this merger, I am honored to have been selected to serve as the chairman of the combined company, ChiquitaFyffes plc, which will be a publicly listed company and traded on the NYSE. David McCann, who has a deep background in our industry, will become chief executive officer. Additional members of the senior leadership team will include:

•	Tom Murphy, Chief Financial Officer
•	Coen Bos, Chief Operating Officer – Fresh Fruit
•	Brian Kocher, Chief Operating Officer – Salads & Healthy Snacks
•	Kevin Holland, Chief Administrative Officer
•	James Thompson, Chief Legal Officer
•	Manuel Rodriguez, Corporate Responsibility Officer

These senior executives will be located in corporate offices in Charlotte, North Carolina and Dublin, Ireland.

I would like to express my deep appreciation to each of you. One of the first things that attracted me to Chiquita is the dedication, hard work and pride of Chiquita employees, which is simply our greatest asset and what has made Chiquita the outstanding company it is today.

I look forward to discussing this announcement with you today during our global town hall meeting at 11:00 am Eastern Time. I and the Chiquita lead team will be visiting most of our corporate offices over the coming several weeks, and we look forward to seeing you, and to hearing your questions and suggestions.

Again, thank you for everything you do for Chiquita. Our collective achievements have made today’s announcement possible. This is an exciting time and I look forward to our bright future together.

Sincerely,

Ed Lonergan

Chief Executive Officer

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes and Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, charlotte, North Carolina 28202, or by calling (980) 636-5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Register of Companies of Ireland by contacting Seamus Keenan, Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Chiquita Safe Harbor Statement

This announcement contains certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement is this announcement constitutes an asset valuation.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Chiquita accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.